

September 11, 2014

<u>Via E-mail</u>
Cary B. Wood
Chief Executive Officer
Sparton Corp.
425 N. Martingale Road, Suite 2050
Schaumburg, IL 60173

      Re: Sparton Corp.
               Preliminary Proxy Statement on Schedule 14A
               Filed September 2, 2014
               File No. 001-01000

Dear Mr. Wood:

We have reviewed the above-referenced filing, and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Proposal 4 – Vote to Approve Amendment to Company's Amended and Restated Code of Regulations, page 18</u>

1.   Please revise your disclosure to provide a more balanced overview of the impact on shareholders as a result of your proposal to adopt an exclusive forum provision. For example, please describe the burdens and disadvantages on shareholders' ability to choose a forum in certain suits against the company. Please include specific disclosure that the amendment relates solely to shareholder actions and that the Company will still be subject to lawsuits in jurisdictions outside of Ohio for claims not related to the four enumerated matters in the proposed amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
Carrie Leahy, Esq.
Bodman PLC